SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Executive Board Changes

Rio de Janeiro, February 9th, 2012 – Today, Petrobras’s Board of Directors approved:

➢  The proposal to change the make up of the Petrobras Board of Executive Officers by creating a new office, which will be headed by a Chief Corporate Services Officer. The proposal states that the new Officer will be in charge of Organization, Management and Governance; Human Resources; Safety and Environment, Energy Efficiency and Health; and Shared Services. This proposal stems from a study on the managerial challenges that Petrobras will face due to the significant rise in the number of employees and the need for greater oversight given the huge volume of investments. The creation of this new office will be submitted for vote during the next Extraordinary Shareholder’s Meeting.

➢  The nomination of the current Pre-salt E&P Executive Manager, José Miranda Formigli Filho, to replace the current Exploration & Production Officer, Guilherme de Oliveira Estrella. José Formigli has a Bachelor’s Degree in Civil Engineering from the Military Institute of Engineering – IME, a Graduate Degree in Matrix Analysis of Structures from the Rio de Janeiro State University – UERJ and an MBA in Business Administration from the Federal University of Rio de Janeiro (Coppead). He has been at Petrobras for 29 years and has held various management level offices, all in the Exploration & Production area. In 2008, José Formigli was appointed Executive Manager of the area created to plan and develop pre-salt discoveries and was in charge for managing the entire production development program of these areas.

➢  The nomination of the current Executive Manager for Operations and Participations in Energy, José Alcides Santoro Martins, to assume the Gas and Energy Executive Office left vacant by Maria das Graças Silva Foster. José Alcides has a Bachelor’s Degree in Civil Engineering from the University of São Paulo – USP, a Graduate Degree in Geotechnics from PUC-Rio and a Graduate Degree in Energy Systems Planning from Unicamp. He has been at Petrobras for 32 years and has held various management level offices, in addition to being a Board member in various subsidiaries of the Company. He was also Technology Director at the Center for Gas & Renewable Energy Technology – CTGAS-ER from February 2004 to May 2005 and Director for Oil, Gas and Biofuels at the Energy Research Company – (Empresa de Pesquisa Energética, EPE) from May 2005 to June 2006.

Petrobras is grateful for the contributions made by Mr. Guilherme de Oliveira Estrella. The company would like to thank him for his leadership, technical competence and high level of professionalism and dedication in the exercise of his office.

www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.